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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                                 Final Amendment
                      ------------------------------------

              INTEGRATED RESOURCES HIGH EQUITY PARTNERS, SERIES 85,
                        A CALIFORNIA LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            MILLENNIUM FUNDING II LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
                    ----------------------------------------
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                               David G. King, Jr.
                    Presidio Capital Investment Company, LLC
                               527 Madison Avenue
                            New York, New York 10022
                                 (212) 319-3400

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                                 Mark I. Fisher
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8877
                      ------------------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation*:  $3,086,866                Amount of Filing Fee: $617.37

--------------------------------------------------------------------------------


* For purposes of calculating the fee only. This amount assumes the purchase of 26,936 units of limited partnership interest ("Units") of the subject partnership for $114.60 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

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                                                             (cover page 2 of 2)

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $617.37
Form or Registration No.:  14D-1
Filing Party:  Millennium Funding II LLC
Date Filed:  November 24, 1999




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CUSIP No.   NONE                    14D-1/A                            Page 3


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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                            Millennium Funding II LLC

-------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)      / /

         (b)      /X/
-----------------------------------------------------------------------------

3.       SEC Use Only

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4        Sources of Funds

                                       AF

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                            / /
-----------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                                    Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     26,936

-----------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares   / /
-----------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                      6.73%

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10.      Type of Reporting Person

                                       OO

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CUSIP No.   NONE                     14D-1                              Page 4

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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                    Presidio Capital Investment Company, LLC
                                   06-1509220

-------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)      / /

         (b)      /X/
-----------------------------------------------------------------------------

3.       SEC Use Only

-----------------------------------------------------------------------------

4        Sources of Funds

                                       N/A

-----------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                            / /
-----------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                           Delaware

-----------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    103,320 *

-----------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares   / /
-----------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                     25.83%

-----------------------------------------------------------------------------

10.      Type of Reporting Person

                                       OO

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*    73,033 Units are owned by Millennium Funding II Corp., 3,351 Units are owned by Millennium Funding I LLC and 26,936 Units are owned by Millennium Funding II LLC. All such entities are directly or indirectly 100% owned by Presidio Capital Investment Company, LLC


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                                 SCHEDULE 14D-1

         This Amendment No. 2 ("Final Amendment") amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission (the "Commission") on November 24, 1999 as amended by Amendment No. 1 filed with the Commission on December 22, 1999, by Millennium Funding II LLC, a Delaware limited liability company (the "Purchaser"), and Presidio Capital Investment Company, LLC, relating to the tender offer by the Purchaser to purchase up to 26,936 outstanding units of limited partnership interest ("Units") of Integrated Resources High Equity Partners, Series 85, A California Limited Partnership (the "Partnership"), at a purchase price of $114.60 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

Item 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(a) is hereby supplemented and amended as follows:

          The total amount of funds required by the Purchaser to purchase the 26,936 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses is $3,086,866. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from Presidio Capital Investment Company, LLC, its member.

Item 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6(a) is hereby supplemented and amended as follows:

     As of the close of business of February 1, 2000:

          (i) Millennium Funding II Corp. ("MFC II") beneficially owns 73,033 Units constituting approximately 18.26% of the outstanding Units;

          (ii) Millennium Funding I LLC ("Millennium LLC") beneficially owns 3,351 Units constituting approximately 0.84% of the outstanding Units;


                                       5

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          (iii) Millennium Funding II LLC ("Millennium II LLC")beneficially owns
     26,936 Units constituting approximately 6.73% of the outstanding Units;

          (iv) MFC II is wholly-owned by Presidio Capital Corp. ("PCC"). Accordingly, PCC may be deemed to beneficially own the 73,033 Units which are held by MFC II. Such Units, in the aggregate, constitute approximately 18.26% of the outstanding Units;

          (v) Each of PCC, Millennium LLC and Millennium II LLC is wholly-owned by Presidio Capital Investment Company, LLC ("PCIC"). Accordingly, PCIC may be deemed to beneficially own the aggregate 103,320 Units which are beneficially owned by such entities. Such Units constitute approximately 25.83% of the outstanding Units.

Item 6(b) is hereby amended and supplemented as follows:

     The Offer expired at 12:00 Midnight, New York City time, on January 5, 2000. Pursuant to the Offer, the Purchaser accepted for payment 26,936 Units at a purchase price of $114.60 per Unit.

Item 10. ADDITIONAL INFORMATION.

     Item 10(f) is hereby supplemented as follows:

     The information set forth in the letter to limited partners attached hereto as Exhibit (a)(6) is incorporated by reference herein.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     Item 11 is hereby supplemented by adding the following, a copy of which is attached hereto as Exhibit:

     (a)(6) Letter to Limited Partners dated January 26, 2000



                                       6
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MILLENNIUM FUNDING II LLC

                                        By:      Presidio Capital Investment
                                                  Company, LLC, member

                                                 By  /s/ David G. King, Jr._
                                                   ------------------------
                                                          David G. King, Jr.
                                                          President

                                        PRESIDIO CAPITAL INVESTMENT
                                         COMPANY, LLC

                                        By  /s/ David G. King, Jr.__
                                          ------------------------
                                                 David G. King, Jr.
                                                 President

Dated:  February 1, 2000


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                                                                  Exhibit (a)(6)


                            Millennium Funding II LLC




                                January 26, 2000

Re: Offer to Purchase Units of Limited Partnership Interest in Integrated Resources High Equity Partners, Series 85, A California Limited Partnership

Dear Limited Partners:

Enclosed please find a check representing our payment for units we purchased from you pursuant to our Offer. Since the Offer was oversubscribed, we purchased approximately 52.777% of the units which you tendered to us.

For additional information, contact Georgeson Shareholder Communications Inc., the Information Agent for the offer, at (800) 223-2064.

Sincerely,

Millennium Funding II LLC